September 20, 2010
Via EDGAR
Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr Gilmore:

Re:	Ritchie Bros. Auctioneers Incorporated Form 40-F for the Fiscal Year Ended December 31, 2009 Filed March 4, 2010 File No. 001-13425
This letter is written in response to the comments included in your letter dated September 9, 2010 regarding your review of our Form 40-F filing referenced above. We have included your original comments in bold text below for your convenience. References in this letter to “we”, “our” or “us” are to Ritchie Bros. Auctioneers Incorporated and its subsidiaries.
We also acknowledge that
•	we are responsible for the adequacy and accuracy of the disclosure in our SEC filings
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of United States.
Comments and Responses for 2009 Form 40-F
1.	We note your disclosure that you measure stock options granted to employees using the Black-Scholes option pricing model. Tell us how you considered the disclosures requirements under ASC 718-10-50-2(f)(2) to include a description of the methods used in determining the significant assumptions used to estimate the fair value of your stock-based compensation awards.
Ritchie Bros. Auctioneers Incorporated qualifies to file a Form 40-F and as a result, in accordance with the Form, any included financial statements must be reconciled to U.S. Generally Accepted Accounting Principles (U.S. GAAP) as required by Item 17 of Form 20-F under the Exchange Act. There is no requirement for full U. S. GAAP compliant disclosure. The Company adheres to the requirement that the financial statements disclose an information content substantially similar to financial statements that comply with U.S. GAAP, and provides a reconciliation to U.S. GAAP and a discussion of any material variations in the accounting principles, practices, and methods used in preparing the financial statements between the two sources of guidance.

The requirement to disclose the methods used in determining significant assumptions used to estimate the fair value of stock-based compensation is not required under Canadian GAAP (reference 3870.68(d)), and therefore has not been disclosed in the notes to our financial statements.
2.	We note your disclosure that your principal executive officer and principal financial officer concluded that disclosure controls and procedures “were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Please refer to Exchange Act Rule 13a-15(e).
We confirm that our officers concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms. We will clarify this point in future filings.
Please contact me if you have any additional questions after reviewing our responses to your comments.
Sincerely,
/s/ Jeremy Black
Jeremy Black
Corporate Secretary
Phone: (778) 331-5291
Email: jblack@rbauction.com